UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14126

BETTER ENVIRONMENT CONCEPTS, INC.
 (Exact name of registrant as specified in its charter)

229 West 28th Street,
New York, New York 10001
Telephone: (206) 214-6038
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                            ☒
Rule 12g-4(a)(2)                            ☐
Rule 12h-3(b)(1)(i)                        ☐
Rule 12h-3(b)(1)(ii)                       ☐
Rule 15d-6                                     ☐

Approximate number of holders of record as of the certification or notice date: 250 shareholders

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Better Environment Concepts, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BETTER ENVIRONMENT CONCEPTS, INC.

Date: December 10, 2009	By:	/s/ Kander Ing
Name: Kander Ing
Title:Chief Executive Officer and Director